July 26, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Howard Efron
Robert Telewicz

Re:	SITE Centers Corp.

Form 10-K for the Year Ended December 31, 2022

Filed February 23, 2023

Form 8-K filed April 25, 2023

File No. 001-11690

Ladies and Gentlemen:

SITE Centers Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 13, 2023 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed February 23, 2023, and Form 8-K, filed April 25, 2023.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 8-K filed April 25, 2023

Exhibit 99.1 Quarterly Financial Supplement Dated as of March 31, 2023 Site Centers Corp. Same Store Metrics, page 11

1.	We note the reconciliation of SSNOI at both 100% and SITE Share on page 11 of your Quarterly Financial Supplement. It appears your presentation both:

•	Combines consolidated results with 100% of the operating results of your unconsolidated joint ventures and;

•	Reflects your share of unconsolidated joint ventures as though they are consolidated on a proportionate share basis.

Please tell us how you determined this presentation is consistent with Question 100.04 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

In the future, we will revise our disclosure of the SSNOI metrics as presented on page 11 of the Quarterly Financial Supplement to exclude the presentation of all information under the header “Same Store at 100%”. The Company believes SSNOI at its effective ownership interest provides investors with additional information regarding the operating performances of comparable assets because it excludes certain non-cash and non-comparable items.

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If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 646-868-4750.

Very truly yours,

/s/ Conor Fennerty

Conor Fennerty
Executive Vice President,
Chief Financial Officer and Treasurer

cc: Christa A Vesy, Executive Vice President, and Chief Accounting Officer